Exhibit 99.3

NICE Named a 2023 Gartner Peer InsightsTM Customers’ Choice for CCaaS

 90 percent of customers would recommend NICE as the preferred CCaaS vendor

Hoboken, N.J., April 17, 2023 – NICE (Nasdaq: NICE), a leading customer experience innovator, today announced that it has been named a Customers’ Choice in the 2023 Gartner Peer Insights Voice of the Customer for Contact Center as a Service. This distinction recognizes vendors in this market based on feedback and ratings from verified end-users. Based on 104 reviews, NICE received the highest overall rating of 4.6 out of 5, with 90 percent of customers saying they would recommend NICE. NICE was also the only vendor named a Customer’s Choice for CCaaS in North America.

NICE received a 4.6 out of 5 rating for CXone product capabilities and deployment experience and 4.5 out of 5 for sales experience and support experience from customers. NICE CXone intelligently meets customers wherever their journey begins to provide one unified cloud platform for all Customer Experience Interactions (CXi). The comprehensive, easy-to-use application suite offers a smarter, more meaningful experience for contact center employees to deliver seamless customer experiences. With purpose-built AI-powered actionable insights to predict needs and enhance the overall experience, agents receive real-time guidance on an open cloud foundation.

“We are excited to see that our commitment to our customers and their success is reflected in the reviews our customers submitted on Gartner Peer Insights” said Barry Cooper, President, CX Division, NICE “With continuous investment in innovation, we ensure that all organizations of any size can provide superior CX to their consumers.  The success of our customers is our north star at NICE and we are pleased to be named a CCaaS Customers’ Choice on Gartner Peer Insights.”

Gartner, Voice of the Customer for Contact Center as a Service, Peer Contributors, 30 January 2023
Gartner and Peer Insights™ are trademarks of Gartner, Inc. and/or its affiliates. All rights reserved. Gartner Peer Insights content consists of the opinions of individual end users based on their own experiences, and should not be construed as statements of fact, nor do they represent the views of Gartner or its affiliates. Gartner does not endorse any vendor, product or service depicted in this content nor makes any warranties, expressed or implied, with respect to this content, about its accuracy or completeness, including any warranties of merchantability or fitness for a particular purpose.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.